Exhibit 3.1

Article V
Section 3

"Section 3. The directors, other than those who may be elected by the holders of any series of Preferred Stock or any other series or class of stock as set forth in this Re-stated Certificate of Incorporation, shall be divided into three classes, as nearly equal in number as possible, with the term of office of the first class to expire at the annual meeting of stockholders to be held in 1994, the term of office of the second class at the annual meeting of stockholders to be held in 1995, and the term of office of the third class at the annual meeting of stockholders to be held in 1996. Members of each class shall hold office until their successors are elected and qualified. ~~At the annual meeting of the stockholders of the Corporation, commencing with the annual meeting to be held in 1994, the successors of the class of directors whose term expires at that meeting shall be elected by plurality vote of all votes cast at such meeting to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their elections.~~